Exhibit 2.1

AMENDMENT AND WAIVER TO AGREEMENT AND PLAN OF MERGER

This AMENDMENT AND WAIVER TO AGREEMENT AND PLAN OF MERGER (this “Waiver”), dated June 8, 2026, is made by and among, Kuva Labs Inc., a Delaware corporation (“Parent”), Kuva Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”), and Lisata Therapeutics, Inc., a Delaware corporation (the “Company”), amends and waives certain provisions (as set forth herein) of that certain Agreement and Plan of Merger, dated March 6, 2026 (as the same may be amended, modified or restated in accordance with the terms thereof, the “Merger Agreement”), by and among Parent, Purchaser and the Company. Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the Merger Agreement.

WHEREAS, the Company has agreed to extend the time for the performance of certain of Purchaser and Parent’s obligations under the Merger Agreement as set forth herein; and

WHEREAS, the Company has agreed to extend the time under Section 1.1(a) of the Merger Agreement by which the Offer is to be commenced pursuant to the Merger Agreement as set forth herein.

NOW, THEREFORE, the parties hereto agree as follows:

1.
Cooperation. From the date of this Waiver until June 10, 2026 (the “Waiver Period”), the Parties shall comply with its obligations under the Merger Agreement and shall not take any action intended to delay or impede commencement of the Offer.

2.	Covenant Not To Sue and Waiver.

a.
During the Waiver Period, subject to Parent’s and Purchaser’s compliance with this Waiver and the Merger Agreement (other than as amended herein), the Company covenants not to assert or pursue any claim against Parent, Purchaser or their Affiliates arising from or relating to the Merger Agreement or the transactions contemplated thereby.

b.
Upon the commencement of the Offer and provided that Purchaser consummates the Offer, the Company shall be deemed to have irrevocably waived any claims to the extent arising from or relating to the Purchaser’s failure to commence the Offer within 60 Business Days after the date of the Merger Agreement.

c.
Upon the commencement of the Offer and provided that the Parent pays to the Company, by wire transfer of immediately available funds to an account designated in writing by the Company, (i) $150,000 on June 12, 2026 and (ii) $100,000 on June 26, 2026, the Company shall irrevocably waive any claims related to the extent arising from or relating to the Purchaser’s failure to pay the Interim Operating Payment of $250,000 on the Interim Operating Payment Due Date of May 26, 2026.

3.
Conditional Extension of Commencement of the Offer under Section 1.1(a) of the Merger Agreement. The parties hereto acknowledge and agree that the reference in the first parenthetical in the first sentence of Section 1.1(a) of the Merger Agreement that the Offer be commenced thereunder within 60 Business Days after the date of the Merger Agreement is hereby extended to 65 Business Days after the date of the Merger Agreement or such other date as may be agreed to between the Company and Parent.

4.
Extension of Outside Date. Section 8.2(b) of the Merger Agreement is hereby amended to replace the words “July 6, 2026” with the words “July 17, 2026”.  Clause (iv) of Section 8.2(b) of the Merger Agreement is hereby amended to insert the parenthetical “(other than Section 5.11 or Section 6.15)” immediately after the words “Parent Material Adverse Effect”.

5.	Parent Representation. The following is hereby added to the Merger Agreement as Section 6.17 of the Merger Agreement:

Section 6.17 Financial Ability.

(a)
Parent and Purchaser shall take, or cause to be taken, all actions and do, or cause to be done, all things necessary or advisable to obtain, no later than the Acceptance Time, sufficient financial resources to consummate the Offer and the Merger (excluding the portion of the merger Consideration that would otherwise be payable in respect of the Rollover Shares), to pay the aggregate Offer Price and Merger Consideration, and to pay all fees, costs, and expenses incurred or required to be paid by Purchaser in connection with the transactions contemplated by this Agreement (the “Required Amounts”). Purchaser acknowledges that its obligations under this Agreement are not conditioned on obtaining any financing.

(b)
Each of Parent and Purchase acknowledges and agree that it is not a condition to the Offer or the Closing that Parent and Purchaser obtain any financing or refinancing for or relating to the Contemplated Transactions.

(c)
As of the date of this Agreement, each of Parent and Purchaser anticipates funding the Required Amounts from the following sources, each of which Purchaser reasonably believes, based on current information and in good faith, will be available to it in the amounts and at the times required: the sale of up to $25 million of convertible notes of the Parent pursuant to a non-binding indication of interest with funds managed, advised or sub-advised by JBA Asset Management LLC, cash on hand, and anticipated debt or equity capital raises, revolving credit facilities, or a combination thereof (collectively, the “Anticipated Funding Sources”). Parent and Purchaser acknowledge that the Anticipated Funding Sources do not constitute binding commitments and that there can be no assurance that such sources will be available on the terms anticipated or at all.

(d)
Each of Parent and Purchaser represents that it has a reasonable, good faith belief, based on information currently available to it, that the Anticipated Funding Sources will be sufficient to satisfy the Required Amounts. Such belief is based on Parent’s and Purchaser’s current assessment of: (i) its existing liquidity position and projected cash flows; (ii) the current state of applicable financing markets; (iii) preliminary discussions with one or more potential financing sources, including a non-binding indication of interest with funds managed, advised or sub-advised by JBA Asset Management LLC up to $25 million; and (iv) such other factors as Parent and Purchaser has determined to be relevant in good faith.

(e)
In the event that any Anticipated Funding Source becomes unavailable for any reason, Purchaser shall promptly notify the Company and shall use its best efforts to arrange and obtain alternative financing from alternative sources in an amount sufficient to fund the Required Amounts (any such alternative, “Alternative Financing”). Any material change to the anticipated sources of funds shall be disclosed to the Company and, to the extent required by applicable Law or rules of the Securities Exchange Commission, disclosed in an amendment to the Schedule TO filed with the Securities Exchange Commission.

(f)
Parent and Purchaser represents and warrants that, to its knowledge as of the date of this Agreement, there is no fact or circumstance existing that would reasonably be expected to prevent, impede, or materially delay Parent’s or Purchaser’s ability to obtain financing sufficient to fund the Required Amounts by the time required for consummation of the Offer and the Merger.

(g)
Purchaser acknowledges and agrees that (i) the absence of committed financing as of the date of this Agreement constitutes information that is material to security holders of the Company for purposes of their decision whether to tender their Shares, (ii) Purchaser has disclosed and will continue to disclose this fact in accordance with all applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, including in the Schedule TO and any amendments thereto, and (iii) to the extent that the financing status of the Offer changes in a manner that constitutes a material change under applicable Law, Purchaser shall promptly file an amendment to the Schedule TO disclosing such change and shall ensure that a sufficient offering period remains following such disclosure, in each case as required by applicable SEC rules and guidance.

6.
Extension Fee.  If the Acceptance Time has not occurred by July 17, 2026, Parent may elect to pay to the Company at or before one minute after 11:59 p.m. Eastern Time on July 17, 2026, by wire transfer of immediately available funds to an account designated in writing by the Company, $1,500,000 (the “Extension Fee”), which shall be non-refundable, in order to automatically extend the Outside Date under the Merger Agreement to August 17, 2026.

7.
Termination of Waiver. The Company may terminate Sections 2, 3 and 4 of this Waiver only if: (i) Parent fails to make the Interim Operating Payments when due pursuant to Section 2(c) of this Waiver, or (ii) Parent commits a material breach of this Waiver (other than a payment default) that materially adversely affects the transactions contemplated by the Merger Agreement and fails to cure such breach within two (2) Business Days after written notice thereof from the Company. All other obligations under this Waiver shall survive such termination.

8.	Press Release. Promptly following the execution of this Waiver, Parent shall issue a press release in connection with the Waiver, in accordance with Section 6.7 of the Merger Agreement.

9.	Company Disclosure Obligations. To the extent the Company issues a press release in connection with this Waiver, it shall be in accordance with Section 6.7 of the Merger Agreement.

10.
Counterparts; Effectiveness. Except as otherwise expressly provided herein, the terms, provisions and conditions of the Merger Agreement shall remain unchanged and the Merger Agreement shall be construed in a manner consistent with this Waiver. This Waiver may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed an original, but all such counterparts together shall constitute but one and the same instrument.

IN WITNESS WHEREOF, the parties have caused this Waiver to be executed and delivered by their respective duly authorized officers as of the date first written above.

KUVA LABS INC.

By:	/s/ Mark Land
Name: Mark Land
Title: Chief Executive Officer

KUVA ACQUISITION CORP.

By:	/s/ Mark Land
Name: Mark Land
Title: Chief Executive Officer

LISATA THERAPEUTICS, INC.

By:	/s/ David J. Mazzo, Ph.D.
Name: David J. Mazzo, Ph.D.
Title: President and Chief Executive Officer